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May 16, 2023	C. Brophy Christensen D: +1 415 984 8793 bchristensen@omm.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Atlanta Braves Holdings, Inc.

Registration Statement on Form S-4

Filed April 27, 2023

File No. 333-268922

To the Staff of the Division of Corporation Finance:

On behalf of our client, Atlanta Braves Holdings, Inc. (“SplitCo”), please find below SplitCo’s response to the oral comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) provided telephonically on May 2, 2023 with respect to Amendment No. 3 to SplitCo’s Registration Statement on Form S-4 (the “Registration Statement”) (File No. 333-268922) filed with the SEC on April 27, 2023.

For the Staff’s convenience, a summary of the Staff’s comment is set forth below in bold, followed by SplitCo’s response:

1.       Please clarify the timing of the Liberty Media Exchange issuance of New BATRA shares. In this regard, it appears that the New BATRA shares will be issued to Liberty Media on a one-for-one basis in connection with the Split-Off. However, the sale of such shares does not appear to be registered as part of this transaction. Please tell us whether the sale of the shares will be registered or instead issued pursuant to an exemption from registration and the basis for your determination.

Response:

The Company respectfully submits that, as described in the Registration Statement, (i) Liberty Media Corporation (“Liberty Media”) will acquire the shares of New BATRA (the “Exchange Shares”) which are expected to be transferred by Liberty Media in the “Liberty Media Exchange” (as defined on page 19 of the Registration Statement) from SplitCo in a private transaction occurring prior to the transactions registered on the Registration Statement and (ii) the Liberty Media Exchange, which will occur after the completion of the separation of SplitCo from Liberty Media (the “Split-Off”), will either be registered under another effective registration statement or accomplished pursuant to a valid exemption from the registration requirements of the Securities Act of 1933 (the “Securities Act”). SplitCo respectfully submits that, solely for purposes of Section 5 of the Securities Act, the Liberty Media Exchange is a separate Securities Act transaction from the Split-Off, occurring after the Split-Off and in a manner yet to be determined at the time of the Split-Off (either as an exchange with unaffiliated Liberty Media lenders or, to the extent market and general economic conditions do not support the exchange of shares in satisfaction for Liberty Media debt obligations, a sale of such shares to third parties.

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Following the Split-Off, Liberty Media will retain the Exchange Shares, but, as part of a plan of reorganization for U.S. federal income tax purposes, will dispose of those shares within one year of the Split-Off. The Liberty Media Exchange is therefore not an issuance of New BATRA shares (as defined in the Registration Statement), but instead will either be (i) the exchange of New BATRA shares by Liberty Media with one or more third-party lenders for satisfaction of certain debt obligations attributed to the Liberty SiriusXM Group at the time of the exchange that are held by such third party lenders or (ii) if market and general economic conditions do not support such exchanges, the disposition of those New BATRA shares by Liberty Media in one or more public or private sale transactions. As described in detail below, the Exchange Shares will be acquired by Liberty Media from SplitCo in a transaction exempt from registration under the Securities Act and which, solely for purposes of Section 5 of the Securities Act, will be a separate transaction from the Split-Off.1 Because Liberty Media will acquire the Exchange Shares from the issuer of the securities (SplitCo) in a transaction not involving any public offering, Liberty Media acknowledges that the Exchange Shares will be “restricted securities” (as defined in Rule 144(a)(3) under the Securities Act) and that Liberty Media may only transfer those shares pursuant to an effective registration statement or a valid exemption from the registration requirements of the Securities Act.

To effect the Split-Off, SplitCo was incorporated in December 2022 as a wholly-owned subsidiary of Liberty Media and 1,000 shares of SplitCo common stock were issued to Liberty Media in connection with the formation and capitalization of SplitCo. Prior to the Split-Off, Liberty Media will contribute certain assets and businesses attributed to the Braves Group to SplitCo as a capital contribution. Following the contribution, SplitCo will file an amended and restated charter to recapitalize the shares of SplitCo common stock held by Liberty Media (the “SplitCo Recapitalization”), resulting in Liberty Media holding (i) the same series and number of shares as the number of then outstanding shares of the Series A (BATRA), Series B (BATRB) and Series C (BATRK) Liberty Braves common stock, plus (ii) a number of shares necessary to effect the settlement and extinguishment of the intergroup interests (“IGIs”), as described below (the “IGI Settlement Shares”). SplitCo respectfully submits that the SplitCo Recapitalization either (a) will not be an offer or sale as defined in Section 2 of the Securities Act or (b) will be exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act and that the SplitCo Recapitalization is, solely for purposes of Section 5 under the Securities Act, a separate Securities Act transaction from the Split-Off Distribution and FWON Distribution (as defined below).

Following the SplitCo Recapitalization, Liberty Media will settle and extinguish the IGIs and then (i) distribute shares of New BATRA, New BATRB and New BATRK (each as defined in the Registration Statement) to the holders of Liberty Braves common stock by redeeming each outstanding share of BATRA, BATRB and BATRK for one share of the corresponding series of SplitCo common stock (the “Split-Off Distribution”), and (ii) distribute the shares of New BATRK attributed to the Formula One Group pro rata to holders of Liberty Formula One common stock (the “FWON Distribution”). Liberty Media will retain the relevant number of IGI Settlement Shares used to settle and extinguish the IGI in the Braves Group attributed to the Liberty SiriusXM Group (such retained IGI Settlement Shares being the Exchange Shares).2 SplitCo respectfully advises the Staff that the offer and sale of SplitCo common stock in the Split-Off Distribution and the FWON Distribution are registered on the Registration Statement, but that because the Exchange Shares reflect only the retention by Liberty Media of SplitCo stock that is received in the SplitCo Recapitalization, there is no Securities Act transaction with respect to the Exchange Shares.

1 The Exchange Shares acquired by Liberty Media will be used to settle and extinguish the intergroup interest in the Braves Group that is attributed to the Liberty SiriusXM Group.

2 The settlement and extinguishment of the Braves Group IGIs results from the methodology by which the assets and liabilities of Liberty Media are attributed among its three existing tracking stock groups, the Braves Group, Formula One Group and Liberty SiriusXM Group. Intergroup interests are quasi-equity interests that are not represented by outstanding shares of Liberty Media securities. Currently, the Formula One Group and the Liberty SiriusXM Group have intergroup interests in the Braves Group, which are generally stated in terms of a number of notional shares of Liberty Braves common stock issuable to the Formula One Group and the Liberty SiriusXM Group. The settlement and extinguishment of the IGIs do not involve any transfer of SplitCo securities and do not involve a “sale” of securities for purposes of the Securities Act.

Within one year after Split-Off, as part of a plan of reorganization for U.S. federal income tax purposes, the Exchange Shares are expected to be transferred to one or more third-party lenders in exchange for the satisfaction of certain debt obligations of Liberty Media then owed to such third-party lenders. SplitCo respectfully submits that, solely for purposes of Section 5 of the Securities Act, the Liberty Media Exchange is a separate Securities Act transaction from the Split-Off Distribution and the FWON Distribution, that will occur after the Split-Off and in a manner yet to be determined. Although the Liberty Media Exchange and the Split-Off are part of the same plan of reorganization for U.S. federal income tax purposes, the retention by Liberty Media of the Exchange Shares at the time of the Split-Off and the subsequent transfer of those Exchange Shares in the Liberty Media Exchange should not be integrated with the transactions registered on the Registration Statement for purposes of Section 5 of the Securities Act for the reasons described below.

Rule 152 under the Securities Act provides a general principle of integration and non-exclusive safe harbors from integration of registered and exempt offerings. Under Rule 152(a), offers and sales of securities will not be integrated if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act or an exemption thereto. Further, the guidance set forth in the Staff’s Compliance and Disclosure Interpretations, Securities Act Sections, Q&A 139.25 and in Securities Act Release No. 8828 (August 10, 2007) provide that an issuer may conduct concurrent public and private offerings of securities if it is established that the investor in the private offering was not solicited by means of general solicitation (including through the filing of a registration statement). More specifically, Securities Act Release No. 8828 (August 10, 2007) provides that “if the prospective private placement investor became interested in the contemporaneous private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4[a](2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4[a](2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission.”

Here, each of the initial formation of SplitCo, the SplitCo Recapitalization and the Liberty Media Exchange all were or will be effected under an effective registration statement or pursuant to a valid exemption from registration and therefore should not be integrated with the Split-Off Distribution or the FWON Distribution. Moreover, as described in the Registration Statement, the Liberty Media Exchange is a subsequent transfer to third parties by Liberty Media—not SplitCo—of securities acquired by Liberty Media prior to the Split-Off. With respect to the initial formation of SplitCo, which occurred in 2022 and was completed prior to the filing of the Registration Statement, SplitCo respectfully submits that the issuance of SplitCo shares to Liberty Media, SplitCo’s parent company, was accomplished pursuant to the Section 4(a)(2) exemption from registration, with SplitCo and Liberty Media having a substantive, pre-existing relationship by virtue of the fact that Liberty Media formed SplitCo as a wholly-owned subsidiary. With respect to the SplitCo Recapitalization, as described above, such transaction will either (i) not be a “sale” as defined in Section 2 of the Securities Act or (ii) be accomplished pursuant to the Section 4(a)(2) exemption from registration. Like the initial formation of SplitCo, Liberty Media and SplitCo have a substantive, pre-existing relationship because, at the time of the SplitCo Recapitalization, SplitCo will be a wholly-owned subsidiary of Liberty Media. With respect to the Liberty Media Exchange, as described above, Liberty Media acquired the Exchange Shares in the initial formation of SplitCo and subsequent SplitCo Recapitalization and, as described in the Registration Statement, the Liberty Media Exchange will either be registered under the Securities Act or accomplished pursuant to a valid exemption from registration, depending on the final structure of the Liberty Media Exchange.

Based on the foregoing, SplitCo respectfully submits that the totality of the facts and circumstances support the conclusions that, solely for purposes of Section 5 of the Securities Act, (i) the initial formation of SplitCo and the SplitCo Recapitalization and (ii) the Liberty Media Exchange, effected either under another effective registration statement or an available exemption from registration, are separate transactions from the transactions included in the Registration Statement (the Split-Off Distribution and the FWON Distribution) and should not be registered on the Registration Statement.

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If you have any questions, please do not hesitate to contact the undersigned at (415) 984-8793 or bchristensen@omm.com.

Very truly yours,

/s/ C. Brophy Christensen
C. Brophy Christensen

cc:	Liberty Media Corporation
Renee L. Wilm
Kate Jewell
Brittany Uthoff

Baker Botts L.L.P.
Frederick McGrath

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